Exhibit G

Proposed Form of Federal Register Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

October __, 2005

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by November __, 2005 to the Secretary, Securities and Exchange Commission, 100 Fth Street, N.E., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After November __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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ENTERGY CORPORATION, ET AL. (70-[_____])

Entergy Corporation ("Entergy"), a registered holding company under the Act, whose principal business address is at 639 Loyola Avenue, New Orleans, Louisiana 70113, and its wholly-owned public-utility subsidiary, Entergy New Orleans, Inc. ("ENO"), whose principal business address is at 1600 Perdido Building, New Orleans, Louisiana 70112, have filed an application/declaration with the Commission pursuant to Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 45 and 54 thereunder.

ENO provides public utility service to approximately 190,000 electric and 147,000 gas customers in Orleans Parish, including the City of New Orleans, Louisiana (the "City"). On September 23, 2005, ENO filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Eastern District of Louisiana (the "Bankruptcy Court"). It is stated that the bankruptcy petition was precipitated by the unanticipated and devastating impact of Hurricane Katrina, which destroyed substantial portions of ENO's facilities, disrupted its revenue stream, and, with the evacuation of the City, eliminated at least in the short term, the quality of ENO's rate base, which is directly linked to the fortunes of the City. ENO is continuing in possession of its properties and has continued to operate its business as a debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. No official committee has yet been appointed in this Chapter 11 case.

By order dated September 26, 2005 in File No. 70-10334 (Holding Co. Act Release No. 28036) (the "Prior Order"), the Commission authorized Entergy and ENO to enter into a $200 million credit agreement (the "Credit Facility"), pursuant to which ENO was authorized to initially borrow from Entergy from time to time through February 8, 2006 up to $150 million in order to enable ENO to pay its vendors and suppliers, including a payment on September 26, 2005, of approximately $36 million to fuel suppliers, to make payroll, to make capital expenditures, and to satisfy other working capital and operational needs. ENO's initial borrowing under the Credit Facility, made on September 26, 2005, was in the principal amount of $60 million. All borrowings by ENO under the Credit Facility are secured, must be repaid by ENO not later than August 23, 2006, and bear interest at a rate, calculated daily, equal to Entergy's effective cost of funds rate (currently approximately 4.6%), as determined under a credit agreement between Entergy and Citibank, N.A., as administrative agent.

Under the Prior Order, the Commission also modified the terms of two outstanding Commission orders1 so as to eliminate the requirement that ENO maintain common equity of at least 30% of its total capitalization and the investment grade credit ratings criteria as it relates to securities of ENO that are rated.

On September 23, 2005, ENO filed a motion (the "Motion") for an interim order ("Interim Order") with the Bankruptcy Court pursuant to 11 U.S.C.  105(a), 361, 363, 364(c) and 364(d) Fed. R. Bankr. P. 4001(c) seeking, among other things:

    authorization for ENO to obtain post-petition financing, up to the aggregate principal amount of $200 million pursuant to the Credit Facility (including interim borrowings of up to $150 million);
    authorization for ENO to execute and enter into the Credit Facility and to perform such other and further acts as may be required in connection with the Credit Facility;
    the granting of first priority senior security interests and liens in favor of Entergy upon all property of ENO prior to and after the date on which ENO filed the Chapter 11 petition (the "Petition Date"), whether existing on the Petition Date or thereafter acquired, that is unencumbered property of ENO;
    effective upon entry of the Interim Order, the granting of security interests and liens in favor of Entergy upon all pre-petition and post-petition property of ENO, whether now existing or hereafter acquired, junior only to valid, perfected and unavoidable liens in existence immediately prior to the Petition Date or to valid and unavoidable liens in existence immediately prior to the Petition Date that are perfected subsequent to the Petition Date as permitted by section 546(b) of the Bankruptcy Code, including those liens, if any, of:

    a) The Bank of New York (successor to Harris Trust Company of New York and Bank of Montreal Trust Company) as Trustee and Stephen J. Giurlando (successor to Mark F. McLaughlin and Z. George Klodnicki) as Co-Trustee pursuant to a Mortgage and Deed of Trust dated as of May 1, 1987 (as supplemented or amended from time to time, the "Pre-Petition Indenture")) in respect of certain real and personal property of ENO (the "Bond Collateral") securing indebtedness of ENO under the Pre-Petition Indenture plus any fees, expenses, and other obligations incurred in connection therewith as provided in the Pre-Petition Indenture (collectively, the "Pre-Petition Bond Obligations"), and

    b) Hibernia National Bank ("Hibernia") pursuant to a Loan Agreement effective as of July 6, 2004 between Hibernia and ENO (as supplemented or amended from time to time) and a Security Agreement effective as of July, 2005 (collectively, the "Hibernia Agreements") in respect of certain accounts receivable and other personal property of ENO (the "Pre-Petition A/R Collateral") securing the indebtedness under the Hibernia Agreements including interest, charges or other obligations incurred in connection therewith (collectively, the "Pre-Petition Hibernia Obligations");

    effective upon entry of a final order (the "Final Order") granting such relief, the granting of liens (the "Priming Liens") in the Bond Collateral as security for the Credit Facility obligations and the granting of adequate protection of the security interests and liens (provided that such security interests and liens are valid, perfected and indefeasible as of the Petition Date) to the Pre-Petition Bond Trustee (for itself and the benefit of the general and refunding bondholders under the Pre-Petition Indenture (the "Bondholders")), whose liens and security interests are being primed by all loans under the Credit Facility effective upon entry of a Final Order retroactively to the entry of the Interim Order;
    authorization for ENO to use cash collateral, if any, in which Hibernia has an interest, and the granting of adequate protection to Hibernia with respect to, inter alia, such use of its cash collateral and all use and diminution in the value of the liens and security interests (the "Pre-Petition A/R Liens") in the Pre-Petition A/R Collateral;
    the granting of superpriority claims to Entergy payable from, and having recourse to, all pre-petition and post-petition property of ENO's estate and all proceeds thereof, subject to the Carve-Out (as defined below);
    effective upon entry of the Final Order granting such relief, the limitation of ENO's and its estate's right to surcharge against collateral pursuant to section 506(c) of the Bankruptcy Code;
    pursuant to Bankruptcy Rule 4001, that an interim hearing on the Motion be held before the Bankruptcy Court to consider entry of the proposed Interim Order (a) authorizing the Borrower, on an interim basis, to immediately borrow from Entergy under the Credit Facility up to an aggregate principal amount not to exceed $150 million (subject to the discretion of Entergy), (b) authorizing ENO's use of cash collateral, and (c) granting the adequate protection described herein; and
    that the Bankruptcy Court schedule a final hearing (the "Final Hearing") to be held within 30 days of entry of the Interim Order to consider entry of a Final Order authorizing the balance of the borrowings under the Credit Facility on a final basis.

On September 26, 2005, the Bankruptcy Court entered an Interim Order authorizing ENO to borrow on an interim basis up to $100 million (rather than the $150 million requested in the Motion and approved in the Prior Order) under the Credit Facility, until entry of the Final Order in the proceeding, and thereafter such amounts as may be permitted by such Final Order, and to execute, deliver and perform the Credit Facility and carry out various other actions contemplated thereby. The Bankruptcy Court further held that the obligations of ENO under the Credit Facility shall represent allowed claims against ENO with priority over any and all administrative expenses and certain other claims against ENO, subject to certain exceptions. As security for the Credit Facility obligations, the Bankruptcy Court granted the liens requested in the Motion on unencumbered property of ENO, subject to certain exclusions. The Bankruptcy Court further granted Entergy security interests and junior liens in the Bond Collateral and the A/R Collateral. Finally, the Bankruptcy Court scheduled a hearing on ENO's request for a Final Order permitting ENO to borrow up to $200 million under the Credit Facility and granting the Priming Liens in favor of Entergy in the Bond Collateral.

On October 11, 2005, ENO filed a Motion for a Second Interim Order seeking an Order from the Bankruptcy Court to authorize ENO to increase its borrowing limit to up to $200 million under the terms of the Credit Facility, which Motion has been scheduled for hearing on October 26, 2005.

Entergy and ENO are now requesting that the Commission issue a further order permitting ENO to make borrowings from Entergy under the terms of the Credit Facility, from time to time through February 8, 2006, in an aggregate principal amount at any time outstanding not to exceed $200 million, subject to receipt of the requisite authorization from the Bankruptcy Court. 2

It is stated that borrowings by ENO under the Credit Facility represent ENO's only practical source of financing at this time. Such borrowings are required in order to provide ENO with working capital, to pay its vendors and suppliers, to make payroll, to make capital expenditures in connection with storm restoration work, and to satisfy other working capital and operational needs.

It is stated that the fees, commissions and expenses incurred or to be incurred by the applicants in connection with filing this application/declaration are estimated not to exceed $[______], including $[_______] estimated for legal fees and $[______] estimated for the fees of Entergy Services, Inc. It is further stated that no state regulatory body or agency and no Federal commission or agency other than this Commission has jurisdiction over the advance by Entergy to ENO. As indicated, ENO requires the further order of the Bankruptcy Court in order to increase borrowings under the Credit Facility from $100 million to $200 million at any time outstanding.

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1.  See Entergy Corporation, Holding Co. Act Release No. 27864 (June 30, 2004) and Entergy Corporation, et al., Holding Co. Act Release No. 27918 (Nov. 30, 2004).

2.  Entergy and ENO state that they are not seeking authorization for the Priming Liens in the Bond Collateral at this time.  Any such authorization would be requested as part of an amendment to this application-declaration.